[CAMPBELL LOGO]   CAMPBELL RESOURCES INC.



                                  PRESS RELEASE
                              For immediate release

                     9.27% CU OVER 16.1 METERS AT CORNER BAY


MONTREAL, SEPTEMBER 22, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) is pleased to announce the first results from the in-depth exploration drilling program underway at the Corner Bay project, a Campbell Resources Inc. wholly owned property.

The Corner Bay deposit is located 45 km from the Copper Rand Mine and mill installations. Prior to the current campaign, the deposit held measured and indicated resources of 831,600 short tons grading an average of 5.27% Cu and inferred resources of 282,900 short tons grading an average of 5.41% Cu (ref:
2004 Annual Report). These resources are located less than 600 m from the surface.

The current drilling program is focusing on the in-depth extension of the Corner Bay deposit. The preliminary results are very encouraging:

                                                                                     True           Composite
    Hole       Coordinates       Az./Incl./Length            From - To           thickness(*)     assay results
    # CB        UTM (N, E)        (deg./deg./m.)              (metre)              (metre)         (Cu %/metre)
----------------------------------------------------------------------------------------------------------------
   95-01        11,396.99          279/-59/1,251        1,137.92 - 1,139.93         0.80          3.29 / 2.01
                52,029.50                               1,145.34 - 1,157.43         4.30          2.79 / 12.10
----------------------------------------------------------------------------------------------------------------
   05-91        11,498.66            277/-57/             846.46 - 855.93            3.0          3.38 / 9.50
                52,173.38           in progress           861.89 - 863.82           0.60          3.18 / 1.90
                                                                                                  in progress
----------------------------------------------------------------------------------------------------------------
   05-92        11,710.58          277/-58/1,494        1,432.62 - 1,448.77         7.30          9.27 / 16.10
                52,204.03
----------------------------------------------------------------------------------------------------------------

(*): The true thickness is based on an observed average dip of 74 degrees of the ore zone.


Deepening of CB-95-01 (Cache Exploration 1995), deemed insufficient by Campbell, has allowed the interception of the probable depth extension of the Corner Bay deposit near the west side contact of the diabase dyke. CB-05-92, located some 330 metres north of CB-95-01, also intercepted the same type of mineralization, on the west side of the dyke. In both cases, mineralization was intercepted at depths varying from 1,000 to 1,200 metres from the surface.

Generally, the mineralization is found in a strongly altered zone composed of chlorite, calcite and sericite. The varying proportions of these minerals give a brechiated look to the rock. The higher concentration of sulphides (chalcopyrite, pyrite) is found in a brechiated quartz and carbonate vein. The sulphides are usually found in a massive to semi-massive "splash" within the quartz. On either side of those "splashes", the sulphides are disseminated or in small stringers within the quartz and carbonate veins.

CB-05-91 intercepted two mineralized veins east of the diabase dyke. The hole is progressing toward its main target. This hole is targeting half-way between the two previous drilled holes and should intercept the mineralized zone on the west side of the dyke at a vertical depth of 1,250 metres.

Three holes completed in January 1984 by Riocanex (F-44: 1.50% Cu / 5.0 metres; F-44W: 7.51% Cu / 2.9 metres) and by SOQUEM in July 1993 (F-101: 5.11% Cu / 5.8 metres) have intercepted the extension of the Corner Bay deposit, west of the regional dyke, at about 600 to 750 metres below the surface (see longitudinal section attached). Mineralization intercepted by the drillings is similar to the deposit located on the east side of the dyke (portion between the surface and -600 metres) as well as mineralization intercepted in the current drilling.

The Corner Bay deposit is located on the south side of the layered Dore Lake Complex. The heart of the Chibougamau mining camp is located on the north side of this complex. It was the host of 15 former copper and gold producers who have, to date, produced over 1.6 billion pounds of copper and 3.1 million ounces of gold.

Campbell Resources should drill an additional 3,500 to 4,000 metres on its Corner Bay property before the end of December 2005.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Qualified person

The drilling program was carried out by the personnel of Campbell Resources, under the supervision of Mr. Jean Girard, geol. ing. Mr. Girard is a qualified person as defined by National Instrument 43-101. He has over 30 years of experience in exploration.


Assay Procedures


Samples from half of the split core were sent to Campbell laboratory in Chibougamau Quebec for gold and copper analysis. The samples were ground to better than 70% -200 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption. Check-assays were conducted on pulp (14.58g) for samples over 3.45 g/t Ay (0.100 opt Au) using fire assay with atomic absorption finish for samples assaying greater than 1 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au ).292 opt Au). Portions of the original pulp of samples within the mineralized zone have been sent to an independent laboratory for additional check-assaying.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                     Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer        Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                          John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                           Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                              Tel.: 514-939-3989
                                                            Fax: 514-939-3717
                                                            www.renmarkfinancial.com





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SCHEMATIZED LONGITUDINAL VIEW





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